UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Response to a request for information for the Ordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held on April 27, 2023 (the “AGM”)

Autonomous City of Buenos Aires, April 18, 2023

Messrs.

Fondo de Garantía de Sustentabilidad

ANSES

Tucumán 500, Entrepiso

Att.: Dirección Gestión Asuntos Societarios

Director Benjamín Navarro – Coord. Paola Rolotti

Autonomous City of Buenos Aires

Present

RE: Response to a request for information for the Ordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held on April 27, 2023 (the “AGM”)

Dear Sirs,

We are pleased to address this letter to you with reference to the AGM and with the aim of replying your information request for the casting of votes in your capacity of shareholder. In such regard, please be advised that:

FGS-ANSES REQUEST: 1. Details of shareholding breakdown to date. Please include details of the shareholders’ register where percentages of each shareholder with a shareholding above 5% are specified, by class of shares, stating total votes and total shares.

RESPONSE: As of today, the shareholding structure of Grupo Supervielle S.A. is as follows:

Accionista	Acciones Clase A	Acciones Clase B	Cantidad de acciones (total)	% Capital	% Votos[1]
Julio Patricio Supervielle	61.738.188	74.621.278	136.359.466	29,86%	54,47%
Fideicomiso Supervielle		25.492.485	25.492.485	5,58%	3,62%
FGS – ANSES		3.277.111	3.277.111	0,72%	0,47%
Acciones en cartera (recompra) [1]		14.050.492	14.050.492	3,08%	2,00%
Resto Floating		277.542.768	277.542.768	60,76%	39,44%
Total	61.738.188	394.984.134	456.722.322	100,00%	100,00%

FGS-ANSES REQUEST: 2. Copy of the Board of Directors’ minutes which summoned to the Shareholders’ Meeting.

RESPONSE: Please be informed that the Board of Directors’ Meeting Minutes # 689 dated March 20, 2023 by which the AGM was summoned is available at the Argentine Securities Commission’s Financial Information Platform (“Autopista de la Información Financiera”) in Actas Societarias / Actas de Directorio with ID #3019640  (March 20, 2023).

FGS-ANSES REQUEST: 3. Composition of the Board of Directors (regular and alternate directors) during 2021 and to date, with the dates of appointment and their terms of office; including resignations and new appointments and dates, as appropriate.

RESPONSE: Current breakdown of the Board of Directors (including terms of office) is as follows:

Position	Name	Latest appointment	Expiration of term (Shareholders’ Meeting to consider financial statements as of…)
Chairman	Julio Patricio Supervielle	April 27, 2021	December 31, 2022
First Vice-Chairman	Jorge Oscar Ramírez	April 27, 2021	December 31, 2021
Second Vice-Chairman	Emérico Alejandro Stengel	April 28, 2020	December 31, 2021
Directors	Atilio María Dell’Oro Maini	April 27, 2021	December 31, 2022
	Eduardo Braun	April 27, 2021	December 31, 2022
	Laurence Nicole Mengin de Loyer	April 27, 2021	December 31, 2021
	José María Orlando	April 27, 2021	December 31, 2021
	Hugo Enrique Santiago Basso	April 27, 2021	December 31, 2022

There have been no resignations or replacements in the composition of the Board of Directors.

FGS-ANSES REQUEST: 4. Statement on the officers and/or attorney-in-fact authorized by the Company to execute this request, with copy of the instrument that evidences such authority (if extensive, the relevant piece of the instrument will suffice).

RESPONSE: The authorized signatory is Ms Ana Bartesaghi in her capacity of Alternate Responsible Officer for Market Relations. Attached please find a digital copy (relevant piece only) of Board Meeting Minutes’ # 586 dated June 19, 2020 that states the appointment of the Responsible Officers for Market Relations.

FGS-ANSES REQUEST: 1. Appointment of two shareholders to sign the Minutes of the Shareholders’ Meeting.

RESPONSE: It will be proposed that the representative of FGS-ANSES and any other shareholder present at the AGM be appointed to sign the Minutes of the Shareholders’ Meeting.

FGS-ANSES REQUEST: 2 Consideration of the documentation required by section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2022.

It is requested to provide a copy of the accounting documentation according to article 234 of Law 19,550 approved and signed by the Board of Directors, Statutory Auditors and the External Auditor.

The Argentine Securities Commission (the “CNV”), by General Resolution No. 777/2018 established that the issuing entities subject to its control must apply to the annual financial statements, for intermediate and special periods, to close as from and including December 31, 2018, the methodology of restatement of the financial statements in a homogeneous currency as set forth by IAS 29.

In this context, it is requested to confirm whether the financial statements for the fiscal year 2022 that are being submitted for consideration of the AGM are presented restated in a homogeneous currency. This being the case, please provide a detail of the applied index.

Any current contract with related companies for the provision of corporate and technical services. (date of execution of the contract, object, price, validity, renewal and addendums; accompanying a copy of the respective documents) detail of the amounts paid as fees at the end of the fiscal year ended on December 31, 2019, 2020, 2021 and 2022.

A detail of tasks actually provided within the framework of the technical assistance contract during the year 2022, as well as the fees accrued for them and if the issuer considers the possibility of dispensing with said assistance, considering the experience it has in the matter.

The evolution of the company's staffing from the fiscal year ended December 31, 2019, 2020, 2021 and 2022.

RESPONSE: The requested documents were published on March 13, 2023 through the Argentine Securities Commission’s Financial Information Platform (“Autopista de la Información Financiera”) with ID #3016416.

In addition, please be advised that the financial statements as of December 31, 2022 are presented restated in a homogeneous currency using the National Consumer Price Index (CPI) prepared by INDEC for indexation purposes (base month: December 2016). For those items with a previous date of origin, it is used the IPIM published by the FACPCE, as set forth by Resolution JG 517/16.

The evolution of the Company’s and its subsidiaries’ personnel (including temporary internal employees) from 2018 to 2021 is as follows:

           201920202021   2022

Totals            5.0845.0214.807   3814

Regarding the contracts for administrative services entered into between Grupo Supervielle and its related companies for corporate and technical services, we inform that Grupo Supervielle provides management services to several of its subsidiaries under agreements entered into at different times with: Banco Supervielle, IUDU Compañía Financiera, Tarjeta Automática, Supervielle Asset Management, Espacio Cordial de Servicios and Sofital. The services rendered by the Company under such contracts include financial and commercial advisory services, tax planning and optimization, definition of audit policies, development and evaluation of senior management, preparation of annual budgets, planning and development of complementary activities, definition of the mission of related companies and policies related to social responsibility. The price of these services is equivalent to the ordinary and extraordinary costs incurred plus a 20% margin, plus 21% VAT. If the services to be provided are of an extraordinary nature, the Company is entitled to receive additional compensation, the amount of which will be determined in each particular case.

The following table shows detailed information related to the fees received from the Company’s subsidiaries for management services for the periods stated therein, as well as the date of the original agreement:

Empresa	Fecha de Contrato	2022	2021	2020	2019
		(en miles de Pesos, en moneda histórica, más IVA)
Banco Supervielle	1/12/2008	322.116	223.008	151.704	75.852
Tarjeta Automática	30/12/2008	768	528	360	240

Empresa	Fecha de Contrato	2022	2021	2020	2019
		(en miles de Pesos, en moneda histórica, más IVA)
SAM	30/12/2008	2.604	1.800	1.224	816
Sofital	30/12/2008	264	180	126	84
IUDÚ Cía. Financiera	27/11/2011	23.820	16.488	11.214	7.476
Espacio Cordial	12/12/2013	1.332	924	630	420
Total		350.904	242.928	165.258	84.888

Empresa	Fecha de Contrato	2022	2021	2020	2019
		(en miles de Pesos, en moneda histórica, más IVA)
Banco Supervielle	1/12/2008	322.116	223.008	151.704	75.852
Tarjeta Automática	30/12/2008	768	528	360	240
SAM	30/12/2008	2.604	1.800	1.224	816
Sofital	30/12/2008	264	180	126	84
IUDÚ Cía. Financiera	27/11/2011	23.820	16.488	11.214	7.476
Espacio Cordial	12/12/2013	1.332	924	630	420
Total		350.904	242.928	165.258	84.888

Additionally, we inform that on March 1, 2016, Grupo Supervielle entered into an agreement with its subsidiary Banco Supervielle for the provision of accounting, treasury and legal services by the latter. The Bank’s services to the Company include, among others: accounting and recording of daily transactions and closing balance entries, preparation of financial statements, administration of accounting books, administration of institutional relations, structuring and management of funding instruments, management of liquidity investment operations, book-keeping of the corporate books of the Company, processing of publications, notifications, registration of corporate acts and compliance with information requirements by the authorities and public and private organizations. This agreement is in force to date.

The following table shows detailed information related to the fees paid to Banco Supervielle for the services provided for the periods stated therein:

	Fiscal year ended on December 31, …
	2022	2021	2020	2019
	(in thousands of AR$, in historical currency plus VAT)
Fees paid to Banco Supervielle	720	720	720	480

FGS-ANSES REQUEST: 3. Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2022.

Regarding the performance of the Board of Directors, information is requested regarding the performance carried out by the Board of Directors during the year ended December 31, 2022, with express individualization of the Board members. Likewise, please inform the resignations that occurred as of December 31, 2022, stating their dates.

RESPONSE:

The current composition of the Board of Directors (with mandates in force) is as follows:

Cargo	Apellido y Nombre	Fecha de última designación	VIGENCIA HASTA PRÓXIMA ASAMBLEA ANUAL QUE CONSIDERE LOS ESTADOS CONTABLES AL
Presidente	Julio Patricio Supervielle	27 de abril 2021	31/12/2022
Vicepresidente 1°	Emérico Alejandro Stengel	27 de abril 2022	31/12/2023
Vicepresidente 2°	Atilio María Dell’Oro Maini	27 de abril 2021	31/12/2022
Director Titular	Eduardo Pablo Braun	27 de abril 2021	31/12/2022
Directora Titular	Laurence Nicole Mengin de Loyer	27 de abril 2022	31/12/2023
Director Titular	Hugo Enrique Santiago Basso	27 de abril 2021	31/12/2022
Director Titular	José María Orlando	27 de abril 2022	31/12/2023

There have been no resignations or replacements in the composition of the Board of Directors.

FGS-ANSES REQUEST: 4) Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2022.

Please inform the composition of the Supervisory Committee (main and substitutes) to date, indicating the date of appointment, duration and expiration of the mandate;

Inform if there were resignations or modifications to the composition of the body and new appointments, if applicable, indicate full name and dates on which they occurred, as well as the relevant events published before the CNV;

Report on the management carried out by the Supervisory Commission during the fiscal year ended December 31, 2022.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2023” expressed by the Board of Directors on March 27, 2023, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3022616.

FGS-ANSES REQUEST: 5. Consideration of the remuneration to the Board of Directors for AR$ 295.452.382 ($242.096.495 at historical values), corresponding to the fiscal year ended December 31, 2022, which resulted in a computable loss under the terms of the Rules of the Argentine Securities Commission.

With regards to this Agenda item, it is requested to inform the global amount that is proposed to be set as fees corresponding to the Board of Directors for the year ended December 31, 2022.

In the event that a proposal other than the one mentioned is considered, report the remuneration proposal to the Board of Directors.

Also, please detail:

- Number of Board members and how many of them would receive remunerations;

- The total amount of advances assigned as fees to the Board of Directors as of December 31, 2022. In case of having made said payments, individualize how much each of the directors received as an advance;

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2023” expressed by the Board of Directors on March 29, 2023, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3022616.

Additionally, please be advised of the following:

(i)	Remuneration for technical-administrative tasks will not be allocated. The total amount to be allocated as fees corresponds to the remuneration of seven Board members.

(ii)	There are no directors with a labor relationship with the Company. Notwithstanding the foregoing, please be advised that Mr E. Alejandro Stengel has a labor contract with our subsidiary Banco Supervielle S.A. in his capacity of CEO.

(iii)	Below is the information of the global amounts approved for fiscal years 2019, 2020, 2021 and 2022 proposal:

GRUPO SUPERVIELLE Remuneration to the Board of Directors	Approved 2019 (1)	Approved 2020 (2)	Approved 2021 (3)	Proposed 2022 (4)
Global Amount	$ 59.075.387	$ 196.311.480	$ 189.317.303	$295.452.382
Number of directors	8	8	8	7
Average annual amount per director	$ 7.384.423	$ 24.538.935	$ 23.664.663	$42.207.483
Average monthly amount per director	$ 615.369	$ 2.044.911	$1.972.055	$3.517.290
Nominal increase	$ 24.654.027	$ 137.236.093	- $6.994.177	-$106.135.079
Percentage increase	72%	232%	- 4%	56%
(1)	Figures without inflation adjustment
(2)	Figures in homogeneous currency as of 31DEC2020
(3)	Figures in homogeneous currency as of 31DEC2021
(4)	Figures in homogeneous currency as of 31DEC2022

(iv)	The fiscal year ended on December 31, 2022 showed a computable loss in the terms of the Rules of the National Securities Commission:

in AR$
Results (after taxes) (+) Adjustments from previous years	- 4.387.575.091,49 - 3.535.487.859,67
(+) Allocations to the Board of Directors and the Supervisory Committee charged to the Income Statement:	185.452.382,36
Computable loss:	- 7.737.610.568,80

In addition to the above, it is reported that the total fees to Directors of Grupo Supervielle, either paid or provisioned by Grupo Supervielle S.A. or any of its subsidiaries during the fiscal year 2022, amounted to AR$ 668.566.607expressed in constant currency as of December 31, 2022, which compares with the amount of AR$ 823.710.103 for fiscal year 2021, restated at constant currency as of December 31, 2022.

FGS-ANSES REQUEST: 6) Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2022.

Please inform the breakdown of the proposed amount; including the breakdown of the total proposed amount and the amounts per syndic during fiscal year 2022.

Additionally, we request a comparison of the amounts approved with respect to the last 3 annual fiscal years and the proposal for the fiscal year closed on December 31, 2022, identifying the number of members in each fiscal year, using the following model if possible:

GRUPO SUPERVIELLE Remuneration to the Supervisory Committee	Approved 2018	Approved 2019	Approved 2020	Approved 2021	Proposal 2022
Global Amount	$ 210,477	$ 308,768	$ 548,496
Number of remunerated Syndics	3	3	2
Average annual amount per Syndic	$ 70,159	$ 102,923	$ 182.832	$174.757
Average monthly amount per Syndic	$ 5,847	$ 8,577	$ 15.236	$14.563
Nominal increase	$ 35,517	$ 98,921	$ 239,728	$24.226
Percentage increase	25%	47%	78%

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2023” expressed by the Board of Directors on March 29, 2023, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3022616.

It is hereby confirmed that the amounts detailed in such Voting Recommendations were paid prior to this date.

Below is the information on the amounts approved for 2019, 2020 and 2021, as well as the proposal for 2022, all figures without inflation adjustment:

GRUPO SUPERVIELLE Remuneration to the Supervisory Committee	Approved 2019	Approved 2020	Approved 2021	Proposal 2022
Global Amount	$ 308.768	$ 548.496	$ 524.270	$1.124.999
Number of remunerated Syndics	3	3	3	3
Average annual amount per Syndic	$ 102.923	$ 182.832	$ 174.757	$375.000
Average monthly amount per Syndic	$ 8.577	$ 22.854	$ 14.563	$31.250
Nominal increase	$ 98.921	$ 239.728	-$24.226	$600.729
Percentage increase	47%	78%	-4%	115%

FGS-ANSES REQUEST: 7) Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number set by the Shareholders’ Meeting is completed.

It is requested that the proposal for this Agenda item be informed: what would be the number of regular and alternate directors, and what candidates are proposed for appointment, informing their background and / or resumes that prove suitability for the position and what authorizations will be granted for carrying out paperwork and presentations.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2023” expressed by the Board of Directors on March 29, 2023, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3022616.

FGS-ANSES REQUEST: 8) Appointment of members of the Supervisory Committee.

It is requested that the proposal for this Agenda item be informed: what candidates are proposed for appointment, informing their background and / or resumes that prove suitability for the position.

Additionally, it is requested to provide any other clarification or support information that may be relevant to consider this agenda item.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2023” expressed by the Board of Directors on March 29, 2023, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3022616.

FGS-ANSES REQUEST: 9) Consideration of the results for the fiscal year ended December 31, 2022 and destination of unallocated results as of December 31, 2022(loss of thousands of AR$ 7.929.040) hat are proposed to be absorbed against optional reserve for $3,781,173 thousand pesos, legal reserve for thousands of pesos $1,035,973 and issue premium for thousands of pesos $3,111,894.

It is requested to inform the proposal of treatment and destination of the result of the exercise.

Likewise, please provide a detail of the evolution of the Reserves (Legal Reserve, Facultative Reserve and Special Reserve), specifying the reason for its constitution and its current composition, date on which it was constituted and its latest movements;

In the event that there is a proposal to establish or allocate any amounts to reserves:

- Inform the reason and convenience of the constitution or allocation of amounts to existing reserves must be explained clearly and circumstantially, stating whether they are reasonable and respond to a prudent administration, all in accordance with articles 66 inc. 3 and 70 of Law No. 19,550;

In the event that there is a proposal for the distribution of dividends:

- Inform the dividend distribution proposal; - Inform the reason and convenience of the payment of the same

- Inform the species and/or the type of currency (Argentine pesos, US dollars or another type of foreign currency) in which the payment of dividends is proposed;

- Inform the liquid assets available to the Company to face an effective distribution of dividends;

- Indicate if the Company has any restriction and/or policy on the distribution of dividends, which is in force at the time of this Meeting;

- Given that CNV Resolution No. 777/18 indicates that the distribution of profits must be treated in the currency of the date of the Shareholders' Meeting by using the price index corresponding to the month prior to said meeting, it is requested to confirm if the proposal would be restated. In this case, indicate the calculation index and updated amounts;

- Inform whether it intends to delegate to the Board of Directors/sub-delegate to certain persons powers for the purpose of determining the form and date of payment of dividends. If so, indicate the estimated term in which the distribution of dividends would take effect, what would be the powers that would be delegated/subdelegated and on what members of the Board of Directors or other persons would be responsible for said delegations;

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2023” expressed by the Board of Directors on March 29, 2023, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3022616.

With regards to the details of the evolution of the Legal Reserve and the Voluntary Reserve, please refer to the Statement of Changes in Equity included in the Financial Statements of Grupo Supervielle as of December 31, 2022, as published on March 13, 2023 as “Financial Information” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3016416.

As to the Dividend Distribution Policy, the Company’s Code of Corporate Governance establishes that the declaration and payment of dividends, to the extent that there are legally available funds to be paid as such, will be determined by the shareholders at the ordinary shareholders’ meeting. It is a responsibility of the Board of Directors to make a recommendation to the shareholders regarding the amount of dividends to be distributed, which will depend on a number of factors including, but not limited to, operating results, cash flows, financial situation, capital levels, legal requirements, contractual and regulatory requirements and investment and acquisition opportunities.

FGS-ANSES REQUEST: 10) Consideration of the 2022 Integrated Report.

RESPONSE: You can view the report at the following link: https://s26.q4cdn.com/426641508/files/doc_downloads/2023/03/sup_reporte2022-vfinal.pdf

It is also reported that the point is to be resolved by the shareholders' meeting.

FGS-ANSES REQUEST: 11) Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2022.

It is requested to report the fee proposal of the certifying accountant for the year ended December 31, 2022 and the actual amount executed for the same concept on the occasion of the year 2021, specifying if a change of tasks was registered with respect to those carried out for the Financial statements for the year previous.

In case of registering a considerable increase, it is requested to justify the reasons for it.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2023” expressed by the Board of Directors on March 29, 2023, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3022616.

Additionally, it is reported:

GRUPO SUPERVIELLE External Auditors	Approved 2019 (1)	Approved 2020 (2)	Approved 2021 (3)	Proposed 2022 (4)
Global Amount	$ 3.017.231	$ 5.065.144	$ 7.899.122	$14.597.978
Nominal Increase	$ 911.301	$ 2.047.913	$ 2.833.978	$6.698.856
Percentage Increase	43%	68%	56%	85%
(1)	Figures without inflation adjustment
(2)	Figures in homogeneous currency as of 31DEC2020
(3)	Figures in homogeneous currency as of 31DEC2021
(4)	Figures in homogeneous currency as of 31DEC2022

It is informed that such figures do not include VAT.

In addition, it is reported that the remuneration proposal for the certifying accountant of the financial statements for the year ended December 31, 2022, corresponds to the same tasks performed in the previous year.

FGS-ANSES REQUEST: l2) Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2023 and determination of their remuneration.

Regarding the appointment of the certifying accountant for the year that will end on December 31, 2023, it is requested to inform the proposal for the appointment of the certifying auditor (full name of the candidates and name of the Firm), with their background that proves suitability for the position.

It is requested to inform the remuneration proposal to be determined.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2023” expressed by the Board of Directors on March 29, 2023, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3022616.

FGS-ANSES REQUEST: 13) Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professionals and hire their services.

It is requested the proposal as regards the budget for the Audit Committee for the fiscal year 2023.

Additionally, it is requested to inform whether the amounts paid for fiscal years 2021 and 2021. Please use, if possible, the following model:

GRUPO SUPERVIELLE Audit Committee	Approved 2019	Approved 2020	Approved 2021	Approved 2022	Proposed 2023
Global Amount	$ 1,800.000	$ 2,300,000	$ 4,000,000	$ 4,000,000
Nominal Increase	$ 300,000	$ 500,000	$ 4,000,000	$ 0
Porcentual Increase	20%	28%	74%	0%

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2023” expressed by the Board of Directors on March 29, 2023, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3022616.

The members of the audit committee for the year ending on 12/31/2023 are informed; President José María Orlando; members Laurence Nicole Mengin de Loyer and Eduardo P. Braun.

The information on the amounts approved for 2018, 2019, 2020, 2021 and 2022 as well as the proposal for 2023 is detailed below, additionally the actual amount used for 2021 and 2022 is reported, all figures without adjusting for inflation:

The information on the amounts approved for 2018, 2019, 2020 and 2021, as well as the proposal for 2022 is detailed as follows (all figures without inflation adjustment):

GRUPO SUPERVIELLE Audit Committee	Approved 2018	Approved 2019	Approved 2020	Approved 2021	Approved 2022	Proposed 2023
Global Amount	$ 1,800.000	$ 2,300,000	$ 4,000,000	$ 4,000,000	$ 5,600,000

						$ 10.520.000
Nominal Increase	$ 300,000	$ 500,000	$ 1.700.000	$ 0	$ 1,600,000	$ 6.520.000
Porcentual Increase	20%	28%	74%	0%	40%	88%

FGS-ANSES REQUEST: 14) Modification of Article 14 bis and Issuance of an ordered text of the Corporate Bylaws.

- Inform the reasonableness and reasons why the statutory change is proposed;

- Send a copy of the current Social Bylaws;

- Report the final version of the text proposed for articles 14bis

- Send a comparative table of articles 14bis in accordance with the current text of the Statute with the proposed amendment;

- Report whether the comparative chart has been submitted to the CNV. If so, send a copy of the administrative submissions that have been made to the CNV and a copy of the response given by the CNV, mentioning clarifications or observations that have been made.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2023” expressed by the Board of Directors on March 29, 2023, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3022616.

FGS-ANSES REQUEST: 15)Authorizations.

Please inform who will receive the aforementioned authorizations, their employment relationship with the Company and the tasks to be carried out.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2023” expressed by the Board of Directors on March 29, 2023, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3022616.

Yours faithfully,

_______________________

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 18, 2023	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer